November 17, 2022

VIA EDGAR

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Office of Industrial Applications and Services

Re:	Mangoceuticals, Inc.
Draft Registration Statement on Form S-1
Submitted September 26, 2022
CIK No. 0001938046

Ladies and Gentlemen:

Mangoceuticals, Inc., a Texas corporation (the “Company”, “we”, “us” or “Mangoceuticals”), would like to thank you for your prompt review of the Company’s Draft Registration Statement on Form S-1, submitted September 26, 2022 (the “Registration Statement”). We are responding to comments on the Registration Statement provided by the staff (the “Staff”) of Securities and Exchange Commission (the “Commission”) by letter dated October 26, 2022. In connection with these responses, we are submitting an Amendment No. 1 to the Draft Registration Statement on Form S-1 (“Amendment No. 1”) via EDGAR.

Our responses to the Staff’s comments are indicated below, directly following a restatement of each comment in bold type.

Draft Registration Statement on Form S-1

Cover page

1. Please revise the Public Offering Prospectus cover page to establish the volume of shares to be offered in the Public Offering. In this regard, we note that this prospectus cover page presently indicates that the number of shares offered is based on an assumed offering price. For guidance, please refer to Compliance Disclosure Interpretations, Securities Act Rules, Question 227.02. Also, tell us why there is a “$” located below the “Subject to Completion” legend.

RESPONSE: The Company has updated the Public Offering Prospectus cover page to establish the volume of shares to be offered in the Public Offering in Amendment No. 1.

Office of Industrial Applications and Services

November 17, 2022

2. Please revise the Resale Offering cover page located on Alt-1 to remove uncertainty regarding whether the common stock will be listed on The Nasdaq Capital Market. In this regard, we note that the sixth paragraph of this Resale cover page indicates that prior to use of this prospectus you will have completed a 1 million share public offering, which we note is conditioned on Nasdaq listing your common stock.

RESPONSE: The Company has revised the Resale Offering cover page located on Alt-1 to remove uncertainty regarding whether the common stock will be listed on The Nasdaq Capital Market in Amendment No. 1.

Prospectus Summary, page 1

3. The first sentence of the Summary and other disclosures in the section suggest that you have a proprietary technology solution that provides you with an advantage over the competition. Accordingly, please tell us whether your technology is unique to the industry and, if so, whether it would it would be difficult or costly to replicate. If it is not, then please revise accordingly.

RESPONSE: We have revised our disclosures to remove refences to our ‘proprietary technology solution’ and to instead discuss our portal in more general terms and further clarified throughout Amendment No. 1 that we do not believe that our portal would be difficult or costly to replicate.

4. We note your disclosure in the second paragraph referencing the market for hair loss products. To the extent that you retain this prominent reference to hair loss products, please revise to clarify whether you have plans to develop or sell such products in the near term. Also, revise to clarify, if true, that your initial go-to-market strategy calls for sales of your Mango ED product to patients located exclusively in the state of Texas. Also, clarify if true, that you do not have immediate plans to sell third-party products via your customer portal.

RESPONSE: We have removed our references to hair loss products from Amendment No. 1 as we have no near term plans to develop or sell such products. We have also clarified that we plan to begin sales of our Mango ED product to patients located in those states in which Epiq Scripts, our partner pharmacy, is licensed, which as described in Amendment No. 1 is currently twenty-one states. We have further clarified that do not have any plans to sell any third-party products via our customer portal.

5. We note your disclosure on page 1 that you are currently in the process of developing and preparing to market a new and innovative brand of ED product under the brand name “Mango.” With reference to your disclosure on page 22, revise the Overview to highlight that this product has not and will not be FDA approved.

RESPONSE: We have updated our disclosures through Amendment No. 1 where appropriate (including in the “Summary” and “Business” Sections) to clarify that our planned Mango ED product has not, and will not be, FDA approved.

Office of Industrial Applications and Services

November 17, 2022

6. On page 2 and elsewhere you make references to “our pharmacy” and “our physician network.” Please revise these references to remove any implication that you own these entities.

RESPONSE: The Company has revised the references to “our pharmacy” and “our physician network” to clarify that those references refer to the Company’s “contracted pharmacy” and “contracted physician network” throughout Amendment No. 1.

7. On page 3, you reference a January 2022 report published by Verified Market Research that provides a global valuation for the ED market of 3.63 billion in 2020. This same report indicates that the global market size will be 2.952 billion in 2028, de-growing at a compound annual growth rate of -3.4%. Please revise to explain the reason(s) why the market is expected to contract during this period. Also, tell us whether the global trend is applicable to the US market where you intend to market your product.

RESPONSE: We have updated the disclosures in Amendment No. 1 to clarify that the expected reason for the contraction in the global market size is poor patient compliance with erectile dysfunction drugs and the future availability of cost-effective imitation medicines, as well as side effects of ED drugs and has further clarified why we do not expect those limitations to effect the market for our planned product. We have further updated the disclosure to clarify that the U.S. Market for ED drugs is expected to increase through 2030.

8. We refer to your disclosures on page 3 under the heading “Regulatory Environment.” Please revise to disclose whether you or your representatives have had conversations with FDA staff regarding whether the Mango ED product can be sold pursuant to Section 503A of the Federal Food, Drug, and Cosmetic Act (“FFDCA Act”).

RESPONSE: The Company has revised the disclosures under “Regulatory Environment” to clarify that neither the Company, nor its representatives, have had conversations with the FDA staff regarding whether the planned Mango ED product can be sold pursuant to Section 503A of the FFDCA Act and has further expanded the risk factor entitled “Our planned ED product will need to be compounded by licensed pharmacists who will be subject to risks regarding applicable exemptions from the Federal Food, Drug, and Cosmetic Act.” to further expand upon such related risks.

9. We note your risk factor disclosure on page 23 that FDA will expect adequate substantiation for any efficacy claims, which would require substantial evidence derived from adequate and well-controlled clinical trials. Please revise your Regulatory Environment discussion on page 3 to disclose, if true, that you are not permitted to make efficacy claims concerning the Mango ED product because you do not have substantial evidence derived from adequate and well-controlled clinical trials. With a view to revised disclosure, tell us in your response letter whether you will be able to market this product utilizing claims of “fast acting results” or “fast onset of action” and, in addition, tell us what basis you have to make these performance claims/predictions regarding how the proposed combination of compounds might perform in ED patients given the apparent lack of supporting data.

RESPONSE: We have updated Amendment No. 1 to include the requested disclosures and revisions.

Office of Industrial Applications and Services

November 17, 2022

10. With reference to your risk factor disclosed at the bottom of page 21, please revise the disclosure at the bottom of page 3 to explain how/why the compounded product you plan to market would be clinically necessary for an identified individual patient. Explain why the clinical needs of a particular patient could not be met by an FDA-approved drug product and the basis for concluding that your compounded version offers a significant difference.

RESPONSE: We have updated Amendment No. 1 to include the requested disclosures and revisions.

11. With reference to your risk factors disclosures on pages 21 and 22, please revise the Summary on page 3 and the Business section to discuss how your plans for Mango ED satisfy the requirement that your related-party pharmacy will not compound regularly or in inordinate amounts any drug products that are essentially copies of a commercially available drug product.

RESPONSE: Under relevant FDA guidance, the FDA generally does not consider a compounded drug to be “essentially a copy” of a commercially available drug if the compounded drug has a different route of administration as compared with the approved alternative,1 and we anticipate that our compounded drugs will be for a different route of administration (e.g., sublingual).

In addition, we do not expect that we will be deemed to have engaged in such “copying”, because our compounded products will be based on a prescriber’s determination for each patient that the change associated with the compounded product produces for the patient a significant difference as compared with the commercially available drug product. Under relevant FDA guidance, the FDA does not consider a compounded drug “essentially a copy” if a prescriber determines that there is a change, made for an identified individual patient, which produces for that patient a significant difference from the commercially available product.2

We have also updated our risk factor disclosures and the discussion under “Summary Prospectus” and “Business” with information regarding the above.

1 Food and Drug Administration, Guidance for Industry – Compounded Drug Products That Are Essentially Copies of a Commercially Available Drug Product Under Section 503A of the Federal Food, Drug, and Cosmetic Act at 7 (Jan. 2018), https://www.fda.gov/media/98973/download.

2 Id. at 4.

Office of Industrial Applications and Services

November 17, 2022

12. Please revise the disclosure on page 4 concerning the corporate practice of medicine to also address fee splitting. In the Business section and, if applicable, the Risk Factor section, provide a more detailed discussion of the impact on your business from relevant laws that address the corporate practice of medicine and fee splitting.

RESPONSE: We have updated the disclosures under Our Contracted Telehealth Provider and “Physician Services Agreement with Doctegrity” in both the “Prospectus Summary” and “Business” to address fee splitting issues and better describe the corporate practice of medicine in Amendment No. 1. We have also updated Amendment No. 1 to provide a more detailed discussion of the impact on our business from relevant laws that address the corporate practice of medicine and fee splitting. We have also added a new Risk Factor entitled “Health care services, including arrangements with health care professionals, are heavily regulated at the state level, and the laws and regulations may be changed or subject to new interpretations.”

13. We note that the disclosure on page 7 of American International Holdings Corp.’s Form 10-Q for the period ended June 30, 2022 indicates that your related-party pharmacy Epiq Scripts was formed in late January 2022. Accordingly, please revise the Summary section, where appropriate, to disclose that the pharmacy you will rely on exclusively is a new formed entity, and disclose whether to date this pharmacy has compounded any drugs that have been provided to patients. Provide risk factor disclosure that discusses risks inherent in relying exclusively on a new entity to fulfill, specialty compound, package, ship, dispense and distribute your sole drug product.

RESPONSE: We have revised the “Summary” and “Business” sections where applicable and appropriate, to disclose that Epiq Scripts is a new formed entity, and that to date, it has only compounded drugs for a small number of patients. We have also included a new risk factor in Amendment No. 1 entitled: “We plan to exclusively rely on Epiq Scripts, a new formed entity with a limited operating history, for our pharmacy compounding services.”

14. Please disclose in the Summary, or elsewhere as appropriate, the dosages for each of the three ingredients used in the Mango ED product.

RESPONSE: The Company has revised and expanded its disclosures under the “Prospectus Summary—Overview” section and under “Business—Overview” to include the anticipated the dosages for each of the three ingredients used in the Mango ED product.

15. With reference to your disclosure on page 4 concerning your Physician Services Agreement with Doctegrity, please revise to disclose whether this agreement addresses whether Doctegrity can prescribe ED medications other than Mango ED to its patients and use pharmacies other than Epiq Scripts to fill such orders.

RESPONSE: We have updated the disclosures under the description of the Physician Services Agreement with Doctegrity to clarify that (a) Doctegrity’s physicians are prohibited from prescribing ED medications other than Mango ED to their patients and that the purpose of the telemedicine engagement is primarily for the determination, in the physician’s sole judgment, of whether the patient is qualified to obtain a prescription for the Mango ED product; and (b) that Docegrity’s physicians are required to electronically send prescriptions to Mangoceuticals’ designated and accredited pharmacy partner, which financial relationship is required to be disclosed in writing to the patient via the Terms and Conditions listed on Mangoceuticals’ website, including informed consent, and also informing the patient that the prescription will be sent to Mangoceuticals’ designated pharmacy partner.

Office of Industrial Applications and Services

November 17, 2022

Selected Risks Associated with Our Company, page 6

16. With reference to your disclosures on page 22, please revise the risk disclosure on page 6 to prominently highlight the risks that (i) the use of your planned ED product may lead to serious patient injury in part because it has not been, and will not be, approved by the FDA and (ii) FDA may determine that the compounding of your planned products does not fall within the exemption from the FFDCA provided by Section 503A.

RESPONSE: The Company has revised the section of Amendment No. 1 entitled “Selected Risks Associated with Our Company” to highlight the risks that (i) the use of our planned ED product may lead to serious patient injury in part because it has not been, and will not be, approved by the FDA and (ii) the FDA may determine that the compounding of our planned products does not fall within the exemption from the FFDCA provided by Section 503A.

Our planned ED product has not been, and will not be, approved by the FDA..., page 22

17. We note your risk factor disclosure on page 22 highlighting concern that the use of Mango ED “may cause serious side effects” and “may lead to serious patient injury and death.” With a view to expanded risk factor disclosure, please tell us whether you are aware of any clinical studies involving (i) administration of Tadalafil sublingually at the doses you intend to provide patients or (ii) compounding of Tadalafil, Oxytocin and L-Arginine to treat ED. Please also revise the Overview on page 1 to discuss potential safety risks associated with the Mango ED product.

RESPONSE: We are not aware of any clinical studies involving (i) administration of tadalafil sublingually at the doses we intend to provide patients, or (ii) compounding of tadalafil, oxytocin, and L-arginine to treat ED.

However, we expect the potential safety risks associated with our planned Mango ED product will be comparable to the safety risks associated with oral formulations of tadalafil approved by the FDA for the treatment of ED. We do not expect significant safety risks associated with L-arginine, as the FDA has recognized in its regulations that L-arginine may be safely added as a nutrient to foods.3 Clinical studies of intranasal oxytocin have also found that oxytocin is generally safe and well-tolerated.4

3 21 CFR 172.320(a)(2).

4 J. Rung et al., Safety and tolerability of chronic intranasal oxytocin in older men: results from a randomized controlled trial, 238 Psychopharmacology (Berl) 2405, 2412-14 (Sept. 2021); S. Espinoza et al., Intranasal Oxytocin Improves Lean Muscle Mass and Lowers LDL Cholesterol in Older Adults with Sarcopenic Obesity: A Pilot Randomized Controlled Trial, 22 J Am Med Dir Assoc 1877, 5 (Sept. 2021).

Office of Industrial Applications and Services

November 17, 2022

Information and disclosures regarding the above has been included in the Risk Factor entitled “Our planned ED product has not been, and will not be, approved by the FDA. The use of such product may cause serious side effects which could subject us to material litigation, damages and penalties” and under the “Overview” sections of Amendment No. 1 under “Prospectus Summary” and “Business”. Additionally, we have revised those same sections to discuss potential safety risks associated with the Mango ED product.

Managements Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates, page 46

18. Please update this section to clearly identify your critical accounting estimates. The disclosure should supplement, not duplicate, the accounting policy description provided in the notes to the financial statements, and should provide greater insight into the quality and variability of information regarding financial condition and operating performance. Please refer to Item 303 of Regulation S-K.

RESPONSE: The Company has revised its “Critical Accounting Policies and Estimates” section to supplement the accounting policy description provided in the notes to the financial statements, and provide greater insight into the quality and variability of information regarding financial condition and operating performance.

Business, page 47

19. On page 48, the fourth step of the visual depiction is accompanied by the wording that a “doctor quickly reviews the information and determines if a prescription is appropriate.” With reference to your disclosure on page 4, please revise to clarify, if true, that practitioners other than licensed doctors may perform the services described.

RESPONSE: We confirm that only licensed doctors may perform the services described and/or prescribe our Mango ED product and we have updated the graphic to clarify that and updated and clarified the disclosures throughout Amendment No. 1 to further clarify that only licensed doctors may prescribe our Mango ED product.

20. We note your disclosure on page 50 and elsewhere concerning the market for ED products. Please tell us whether you commissioned any of the market or survey data that you present in the registration statement.

RESPONSE: The Company did not commission any of the market or survey data that is presented in the registration statement and has clarified that under “About This Prospectus” in Amendment No. 1.

Office of Industrial Applications and Services

November 17, 2022

21. On page 57, we note that you have applied for a trademark. Please specify whether you are seeking a federal trademark or state trademark. If this is a state trademark application, please explain the differences between the benefits and rights of a federal and state trademark.

RESPONSE: The Company has clarified in Amendment No. 1 that the trademark applied for is a federal trademark.

Competition and Competitive Advantages, page 50

22. Please disclose whether you face competition from third-parties that sell Tadalafil in an oral disintegrating tablet.

RESPONSE: We have updated the disclosures in Amendment No. 1 to clarify that we face competition from third-parties that sell Tadalafil in an oral disintegrating tablet.

23. Please disclose how you will compete with respect to pricing.

RESPONSE: We have included disclosure under “Competition and Competitive Advantages” under “Prospectus Summary” and “Business” describing how we plan to compete with respect to pricing.

Insurance, page 53

24. Please revise to disclose whether you have insurance to cover exposure to product liability claims. To the extent that you do not, please revise your risk factor disclosure on page 20 and add a Summary risk factor disclosure on page 6, or advise.

RESPONSE: We have updated our disclosures under “Insurance” in Amendment No. 1, to clarify that our insurance policy covers exposure to product liability claims, both technology products and physical products.

Material Agreements, page 54

25. Please revise to discuss the indemnification obligations contained in your Physician Services Agreement with Doctegrity. Also revise to indicate whether the Master Services Agreement with Epiq Scripts addresses product liability claims.

RESPONSE: We have updated the disclosures in Amendment No. 1 to discuss the indemnification obligations contained in the Physician Services Agreement with Doctegrity and to clarify that the Master Services Agreement with Epiq Scripts does not address product liability claims. We have also added a risk factor regarding the lack of product liability claim language in the Master Services Agreement.

Office of Industrial Applications and Services

November 17, 2022

Related Party Transactions, page 76

26. Please revise to disclose the approximate dollar value of the amount involved in each transaction. Without limitation, we note that the dollar value is not provided for the June 22, 2022 and June 30, 2022 transactions.

RESPONSE: The Company has disclosed the dollar value of the amount of consideration involved in each transaction disclosed under Related Party Transactions in Amendment No. 1.

General

27. Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications.

RESPONSE: The Company respectfully advises the Staff that it will supplementally provide copies of any and all written communications, as defined in Rule 405 under the Securities Act, if, and to the extent, the Company, or anyone authorized to do so on the Company’s behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act, whether or not any we retain, or intend to retain, copies of the communications.

* * * * *

Sincerely,

/s/ Jacob Cohen
Jacob Cohen
Chief Executive Officer